EXHIBIT 99.1

POET Technologies Announces Non-Brokered Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Dec. 11, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET) is pleased to announce that it is undertaking a non-brokered private placement of up to 4,098,360 units of the Corporation (the "Units") at a price of C$1.22 (US$0.90) per Unit, for aggregate gross proceeds of up to approximately C$5.0 million (US$3.7 million) (the "Offering"). Each Unit will be comprised of one common share of the Corporation (each, a "Common Share") and one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"), with each Warrant entitling the holder thereof to purchase one Common Share at a price of C$1.52 (US$1.12) per Common Share for a period of five years following the date of issuance of such Warrant. The net proceeds of the Offering are expected to be used for general corporate purposes, including revenue expansion and the development and production of photonic modules for AI and related markets.

The intended purpose of the Offering is to raise additional capital for the Company while providing investors in Canada with terms that are similar to those offered in the Company’s recently completed public offering in the United States.

In connection with the Offering, the Corporation intends to enter into binding subscription agreements with individual accredited investors at a minimum investment amount of C$10,000.

The Corporation may conduct multiple closings at its discretion with the final closing of the Offering is expected to take place on or around January 15, 2024. Closing of the Offering is subject to the satisfaction or waiver of a number of customary closing conditions, including the approval of the TSX Venture Exchange ("TSXV"). The securities issued pursuant to the Offering will be subject to applicable hold periods, including the statutory four month hold period from the date of closing of the Offering. In connection with the closing, the Corporation may pay cash fees to certain finders in respect of subscriptions received from certain investors in connection with the Offering, subject to entering into customary arrangements with such finders and subject to the approval of the TSXV. Further information with respect to any such commissions or fees will be provided at the time of closing. For additional information concerning the Offering, refer to the contact information below or contact investors@poet-technologies.com.

About POET Technologies Inc.
POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements
This press release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of its recent public offering.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the Company’s ability to raise additional capital (including any delays or changes of plan with respect to any capital raises, the dilutive effects of capital raises and market conditions), the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, any operational risks including the ability to attract key personnel. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075